Exhibit 99.1

NOTICE OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders (the "Annual General Meeting") of QIAGEN N.V., a public limited liability company organized and existing under the laws of the Netherlands, with corporate seat in Venlo, the Netherlands (the "Company" or "QIAGEN") will be held on Thursday, June 22, 2023 at 10:00, local time, at Maaspoort, Oude Markt 30, 5911 HH Venlo, The Netherlands.

AGENDA

Undefined terms in this agenda shall have the meaning as set out in the explanatory notes to the agenda.

1.Opening;

2.Managing Board Report for the year ended December 31, 2022 ("Calendar Year 2022");

3.Supervisory Board Report on the Company's Annual Accounts (the "Annual Accounts") for Calendar Year 2022;

4.Adoption of the Annual Accounts for Calendar Year 2022 (voting item);

5.Advisory Vote on the Remuneration Report 2022 (advisory voting item);

6.Reservation and dividend policy;

7.Discharge from liability of the Managing Directors for the performance of their duties during Calendar Year 2022 (voting item);

8.Discharge from liability of the Supervisory Directors for the performance of their duties during Calendar Year 2022 (voting item);

9.Reappointment of the following eight Supervisory Directors of the Company for a term running up to and including the date of the Annual General Meeting in 2024 (voting items):

(a)Dr. Metin Colpan;
(b)Dr. Toralf Haag;
(c)Prof. Dr. Ross L. Levine;
(d)Prof. Dr. Elaine Mardis;
(e)Dr. Eva Pisa;
(f)Mr. Lawrence A. Rosen;
(g)Mr. Stephen H. Rusckowski; and
(h)Ms. Elizabeth E. Tallett.

10.Reappointment of the following two Managing Directors of the Company for a term running up to and including the date of the Annual General Meeting in 2024 (voting items):
(a)Mr. Thierry Bernard; and
(b)Mr. Roland Sackers.

11.Reappointment of KPMG Accountants N.V. as auditors of the Company for the calendar year ending December 31, 2023 (voting item);

12.Authorization of the Supervisory Board, until December 22, 2024 to (voting items):
(a)issue a number of ordinary shares and financing preference shares and grant rights to subscribe for such shares, the aggregate par value of which shall be equal to the aggregate par value of fifty percent (50%) of the shares issued and outstanding in the capital of the Company as at December 31, 2022 as included in the Annual Accounts for Calendar Year 2022; and
(b)restrict or exclude the pre-emptive rights with respect to issuing ordinary shares or granting subscription rights, the aggregate par value of such shares or subscription rights shall be up to a maximum of ten percent (10%) of the aggregate par value of all shares issued and outstanding in the capital of the Company as at December 31, 2022;

13.Authorization of the Managing Board, until December 22, 2024, to acquire shares in the Company's own share capital (voting item);

14.Discretionary rights for the Managing Board to implement a capital repayment by means of a synthetic share repurchase (voting item):
(a)Proposal to amend the Company's Articles of Association in accordance with the draft deed of amendment to the Company's Articles of Association (Part I) to, amongst other things, increase the par value per ordinary share in the share capital of the Company by an amount to be determined by the Managing Board of the Company;
(b)Proposal to amend the Company's Articles of Association in accordance with the draft deed of amendment of the Company's Articles of Association (Part II) to, amongst other things, consolidate the ordinary shares at a consolidation ratio to be determined by the Managing Board, subject to the approval of the Supervisory Board (the reverse stock split);
(c)Proposal to amend the Company's Articles of Association in accordance with the draft deed of amendment of the Company's Articles of Association (Part III) to decrease the par value per ordinary share to an amount of EUR 0.01 and to repay to the shareholders an amount to be determined by the Managing Board, subject to the approval of the Supervisory Board, which amount will at maximum be USD 300 million in the aggregate; and
(d)Proposal to authorize each member of the Managing Board of the Company and each lawyer, (candidate) civil law notary and paralegal working at De Brauw Blackstone Westbroek N.V. to execute the three deeds of amendment of the Company's Articles of Association (Part I, II and III);

15.Cancellation of fractional ordinary shares held by the Company (voting item);

16.Approval of the QIAGEN N.V. 2023 Stock Plan (voting item);

17.Questions;

18.Closing.

Meeting documentation
Copies of the Annual Accounts for Calendar Year 2022, the reports of the Supervisory Board and the Managing Board, the Company's 2022 Remuneration Report, the explanatory notes to the agenda, including the list and biographies of binding nominees for reappointment to the Supervisory Board and the Managing Board, a triptych containing an explanation to each of the proposed amendments to the Company's Articles of Association (Part I, II and III) as contemplated by Agenda Item 14 as well as documents reflecting the verbatim text of the amendments proposed under Agenda Item 14, the QIAGEN N.V. 2023 Stock Plan and other documents relevant for the Annual General Meeting can be obtained free of charge by shareholders and other persons entitled to attend the Annual General Meeting at the offices of the Company at Hulsterweg 82, 5912 PL Venlo, the Netherlands, and at the offices of American Stock Transfer and Trust Company, LLC ("AST") at 6201 15th Avenue, Brooklyn, New York 11219, United States of America, until the close of the Annual General Meeting.

Copies are also available on our website: https://corporate.qiagen.com/agm2023. In order to contribute to sustainability, we strongly encourage you to obtain your copies of the meeting documents electronically via our website.

Record Date
The record date for persons considered as entitled to participate and vote at the Annual General Meeting or by proxy, provided those persons are registered for the Annual General Meeting in accordance with the provisions set forth below, is close of business (05:00 p.m. New York time / 23:00 Frankfurt am Main time) on Thursday, May 25, 2023 (the "Record Date" and such persons 'record holders of shares').

Attendance
On or about May 26, 2023, a proxy statement together with an attendance form and form of proxy will be mailed to the record holders of shares as of the Record Date entitled to participate and vote at the Annual General Meeting. Record holders of shares wishing to exercise their rights in person are obliged to complete, sign and send the attendance form, such that the attendance form is received no later than 5 p.m. New York time (23:00 Frankfurt am Main time) on June 16, 2023 at the offices of AST, 6201 15th Avenue, Brooklyn, New York 11219, United States of America or by email at the following e-mail address: admin7@equiniti.com.
The Company will send a card of admission to record holders of shares that have properly notified the Company of their intention to attend the Annual General Meeting.

Proxy
Record holders of shares wishing to exercise their shareholder rights by proxy are obliged to complete, sign and send the proxy card, such that the proxy card is received no later than 5 p.m. New York time (23:00 Frankfurt am Main time) on June 19, 2023 at the offices of AST, 6201 15th Avenue, Brooklyn, New York 11219, United States of America or by email at the following e-mail address: admin7@equiniti.com.

Other matters
In case you have any queries with respect to the Annual General Meeting, please contact agm2023@qiagen.com.

The Annual General Meeting will be streamed live via webcast on our website https://corporate.qiagen.com/agm2023. Shareholders will be able to follow the meeting in listen-only mode. It will not be possible to vote or address the meeting via the webcast.

The official language of the Annual General Meeting shall be the English language.

The Managing Board Venlo, the Netherlands, May 11, 2023